

Edward T. Hightower · 3rd

CEO & President of Lordstown Motors Corporation (Nasdaq: RIDE) and JV with Foxconn | Board Director | Published Author

Detroit Metropolitan Area · Contact info

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Lordstown Motors Corporation

University of Michigan - Stephen M. Ross School of Business

About

Edward Hightower is an automotive entrepreneur, EV start-up and global automotive OEM executive, board director, and published author. He is CEO & President of Lordstown Motors Corporation (Nasdaq: RIDE), an original equipment manufacturer (OEM) of electric vehicles for the commercial fleet market. He is also CEO of the joint venture between Lordstown and Foxconn formed to co-develop, engineer, industrialize, and launc ...see more

Activity

2,155 followers

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Edward T. Hightower commented on a post • 3w

Wishing your team and scholars much success this school year, Ralph.

364 · 24 comments

Edward T. Hightower commented on a post • 1mo

Thank you Jack Cheng. Great to be a part of the team!

25 · 4 comments

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Experience

Chief Executive Officer & President
Lordstown Motors Corporation
Nov 2021 - Present · 11 mos
Detroit Metropolitan Area

Managing Director
Motoring Ventures LLC
2016 - 2021 · 5 yrs

Motoring Ventures is an investment, growth, strategy, and operations consulting firm focused on driving value + impact in automotive and manufacturing businesses around the world. Clients include ...see more

Executive Chief Engineer / Vehicle Line Executive - Global Crossovers
General Motors
2013 - 2016 · 3 yrs

Led GM's $15 billion global crossovers business - Cadillac XT5, GMC Acadia, Chevrolet Traverse, Buick Enclave, Chevrolet Blazer, Holden Acadia and other platform variants. Led cross functional te: ...see more

Director - Enterprise Improvement Practice, Automotive & Industrials
AlixPartners, LLP
2005 - 2011 · 6 yrs

Hands-on growth and operations senior consultant and trusted business advisor. Improved operating profits of healthy and distressed (Chapter 11) automotive, manufacturing, and consumer com ...see more

Chief Engineer - Expedition, Navigator, and Excursion
Ford Motor Company
2000 - 2003 · 3 yrs

Business and technical leader of Ford's full-size sport utility vehicles - Expedition, Navigator and Excursion. Chassis engineering manager for SuperDuty truck platform.

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Education

University of Michigan - Stephen M. Ross School of Business
MBA, General Management & Marketing
Activities and societies: Chairman of Ross Alumni Board of Governors; Ross School Advisory Board; African Business Development Corps

University of Illinois Urbana-Champaign
BS, General Engineering

Lindblom Technical High School

Skills

Strategy

Endorsed by James Taylor and 12 others who are highly skilled at this

Endorsed by 13 colleagues at General Motors

99+ endorsements

Automotive

Endorsed by James Taylor and 9 others who are highly skilled at this

Endorsed by 14 colleagues at General Motors

62 endorsements

Product Development

Endorsed by Doug Marsden and 2 others who are highly skilled at this

Endorsed by 9 colleagues at General Motors

57 endorsements

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Languages

Chinese
Limited working proficiency

German
Limited working proficiency

Spanish
Limited working proficiency

Interests

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